Exhibit 99.62

Amended and Restated Statement of Work #1

[3PL]

This Amended and Restated Statement of Work #1 (“SOW”) is entered into as of the 1st day of November, 2017 pursuant to and shall be governed by the terms and conditions set forth in that certain Amended and Restated Master Services Agreement by and between Theratechnologies Inc. (“Customer”) and RxC Acquisition Company d/b/a RxCrossroads (“RxCrossroads”) dated November 1st, 2017 (the “Agreement”). All capitalized terms used herein shall have the same meanings as set forth in the Agreement unless otherwise specifically defined herein.

1.0	Services.

RxCrossroads will provide the warehousing and logistical support services set forth in Section 2.0 (collectively, the “Services”) to support the storage and distribution of Customer’s prescription drug products in their finished forms: EGRIFTA®, the EGRIFTA® injection kits and ibalizumab (collectively, the “Products”). New products may be added upon the mutual agreement of the parties and pursuant to a written amendment to this SOW. RxCrossroads shall be Customer’s exclusive 3PL provider for all of Customer’s products, in the United States. RxCrossroads shall make available the appropriate personnel necessary for successful implementation of all Services, including a project manager. RxCrossroads shall conduct regular business reviews and quality improvement reviews to assure mutual success.

2.0	Description of Logistics Services.

2.1	Hours of Service.

RxCrossroads will provide Services from 8:00am to 7:00pm ET (collectively, the “Hours of Service”), Monday through Friday, excluding RxCrossroads’ Recognized Holidays (as hereinafter defined). By prior agreement of the parties, Products may be received or shipped outside of the Hours of Service. The charges for such Services outside of the Hours of Service will be established in advance of such Services, to the extent not set forth in this SOW.

“RxCrossroads’ Recognized Holidays” shall be defined as: New Year’s Day, Memorial Day, Independence Day (as recognized), Labor Day, Thanksgiving Day and Christmas Day (as recognized) and two floating holidays as noticed by RxCrossroads to Customer each year no later than January 15.

2.2	Product Receiving.

Customer will give RxCrossroads at least [Redacted: Time Period] advance notice of Products which are to be sent to the Warehouse (as hereinafter defined) by Customer or its vendors.

RxCrossroads will unload trailers upon arrival at the Warehouse when received during the Hours of Service.

RxCrossroads shall receive inbound shipments of Products from Customer (or Customer’s designee) and reconcile bill of lading.

RxCrossroads will visually inspect each shipment of Products in accordance with RxCrossroads’ Standard Operating Procedures (SOPs) and Customer’s reasonable written requirements, as agreed upon in advance. RxCrossroads will promptly notify Customer upon RxCrossroads’ discovery of any damage or loss to Products or non-compliance with written temperature control requirements.

Customer shall ship Products to RxCrossroads in a commercial released status.

If any Products require special handling by RxCrossroads, Customer will notify RxCrossroads, in advance and in writing, of such special handling.

2.3	Warehousing.

RxCrossroads will locate and store items in the required temperature control area in accordance with RxCrossroads’ SOPs and Customer’s written Products storage requirements, which shall be provided to RxCrossroads in advance.

RxCrossroads shall store the Products to protect it against customary perils and complying with all applicable federal, state, or local laws or regulations relating to the storage of such Products and all applicable storage specifications required for the Products as specified by the Customer in accordance with HDMA Standard Product Information Forms.

Customer will ensure that all Products are sent to the Warehouse in shipping containers and in individual Product packaging which is sufficient for identifying the Products and for storing such Products.

RxCrossroads shall pay for all security costs for the Warehouse and any other warehouse locations where Products may be stored in accordance with the terms of this SOW.

Customer is responsible for any personal property taxes or other taxes applicable to the ownership, sale, and distribution of Products and/or the Services. RxCrossroads is responsible for any tax based on the income of RxCrossroads or RxCrossroads’ employees. The parties agree that no provision for such taxes is included within the fees for Services set forth in this SOW.

RxCrossroads will work with Customer to create a quarterly destruction schedule for all outdated, returned, and damaged Products. The destruction schedule shall list the NDC and lot number of the Product to be destroyed. Customer shall approve (for which an email will suffice) the destruction schedule prior to the destruction of any Product. All transportation and destruction costs will be borne by Customer.

2.4	Import and Export Services.

Customer will serve as the importer of record on all inbound shipments of EGRIFTA® from Customer’s Canadian manufacturing facility or Canadian designated 3PL warehouse to the Warehouse. RxCrossroads will work with Customer to establish an importing schedule (the “Schedule”). Once the Schedule is established, Customer will work with RxCrossroads, the freight forwarder, and the third-party carrier to plan the movement of EGRIFTA® from Customer’s manufacturing facility or designated 3PL facility to the Warehouse. Customer will provide detailed information to the freight forwarder to allow for the appropriate clearance paperwork to be completed and filed prior to any EGRIFTA® shipment leaving Customer’s manufacturing facility or designated 3PL facility. Based on the Schedule, Customer will work with the freight forwarder to ensure all customs’ documentation is filed and clearance has been given before EGRIFTA® moves toward the United States border. Once Product is delivered to the Warehouse, RxCrossroads will follow the receipt process set forth in Section 2.2.

All fees (including any fines) related to the importing process will be paid by Customer.

2.5	Inventory Control.

RxCrossroads shall maintain sufficient records to determine the location, quantity and lot number of Products in inventory. System/records will also delineate between the various product statuses in accordance with the mutually agreed inventory and order management business processes.

RxCrossroads will conduct quarterly inventory cycle counts.

RxCrossroads shall provide Customer, at RxCrossroads’ expense, one (1) physical Products inventory per calendar year and routine cycle counts. RxCrossroads shall perform additional physical Products inventories upon Customer’s request and for an additional labor charge. Any such additional physical inventory requested by Customer will be scheduled based upon a written request from Customer and a mutually agreed upon inventory date. Physical inventory requests require at least [Redacted: Time Period] advance written notice.

RxCrossroads shall ensure that any end of lot discrepancies evidenced by a difference in physical to computer system inventory as noted during Products distribution will trigger inventory counts and reconciliation by RxCrossroads to verify and determine, where possible, the cause for the discrepancy.

RxCrossroads shall not track Products by serial numbers unless required by federal law, and if required by federal law, RxCrossroads shall negotiate applicable fees with Customer.

2.6	Distribution.

RxCrossroads will remove Products from inventory to fulfill orders received (including purchase of product by RxCrossroads for Title Inventory (as defined in SOW#2)). Inventory shall be picked pursuant to RxCrossroads’ SOPs. Notwithstanding RxCrossroads’ SOP, Products shall always be released from inventory on a first-expiry basis.

2.7	Information Technology Services and Reporting.

RxCrossroads will provide Customer with access to RxCrossroads’ ERP system to view standard online reports detailing Products inventory balances, receipts and shipments via RxCrossroads’ web portal, Exegis™. Customer is responsible for providing authorization for user access to the portal.

RxCrossroads shall ensure that access to the Exegis™ web portal will be available to Customer 24 hours per day, 7 days per week except for routine scheduled maintenance windows (normally Sunday morning 5 a.m. – 10 a.m. (ET)). RxCrossroads will contact Customer with reasonable notice of any non-availability of the Exegis™ web portal due to non-routine system maintenance undertaken by RxCrossroads. The Exegis™ web portal will be the repository of information available to RxCrossroads regarding Products and related standard reports, including but not limited to daily inventory reports and inventory adjustments.

2.8	On-Call Support.

RxCrossroads shall maintain an on-call support line for answering Customer’s questions, receiving requests for correction of errors and providing consulting services relative to the functionality and usage of the Exegis™ web portal. The support line will be available from 8:00 a.m. – 5:00 p.m. (ET) Monday-Friday except for RxCrossroads’ Recognized Holidays.

2.9	System Back-Ups.

RxCrossroads shall perform back-up of all Customer transactions at the end of each business day. Such back-up will be performed at a scheduled time each day and will use a utility product to copy all RxCrossroads’ Customer data on a media selected by RxCrossroads. Backup tapes shall be stored off-site.

2.10	System Disaster Recovery.

RxCrossroads shall maintain in place disaster-relief plans consisting of disaster recovery procedures, telecommunications switch over during disaster or emergency period, and ERP System switch over during disaster or emergency period (collectively, “Disaster Plans”). RxCrossroads will maintain the Disaster Plans during the term of this SOW.

2.11	Audits.

Audits shall be conducted as set forth in the Agreement. For those audits and inspections which are conducted at Customer’s expense, there will be a charge for the participation of RxCrossroads’ personnel at the hourly fees set forth in Section 5.0 of this SOW.

2.12	Record Retention Guidelines (Customer Operations).

RxCrossroads will retain records according to established written SOPs for each functional area.

2.13	Account Management.

RxCrossroads will provide a designated point of contact for management of the Services.

RxCrossroads will conduct periodic business reviews of the Services with Customer personnel.

2.14	Quality Assurance Oversight.

Quality Assurance activities will be conducted in accordance with the Quality Agreement, dated as of May 7, 2014 between the parties. Customer and RxCrossroads agree to amend such Quality Agreement within [Redacted: Time Period] to reflect the addition of ibalizumab therein. RxCrossroads will maintain SOPs describing activities provided herein. Customer specific work instructions will be developed describing mutually agreed upon business rules and processes.

3.0	Customer Access to Products in Warehouse.

Customer, its employees and agents, may enter the Warehouse upon prior written notice to RxCrossroads for the purpose of examining its Products, counting its Products or examining RxCrossroads’ records regarding the Services, during normal business hours provided that Customer abides by all established RxCrossroads’ safety rules and security procedures.

4.0	Warehouse Facilities.

The receipt and storage Services that RxCrossroads will perform for Customer (as described in Section 2.0 above) will be provided at a facility located at 5101 Jefferson Commerce Drive, Louisville, Kentucky 40219 and/or 1001 Cheri Way, Fairdale KY 40118, or such other facility that is approved by Customer in writing for the provision of Services (“Warehouse”).

5.0.	Fees.

[Redacted: List of Tasks and Fees]

**	Subject to Customer’s prior written approval for which an email will suffice

5.1.	Fees will be billed monthly as incurred and payment shall be due from Customer in accordance with the Agreement.

All Invoices from RxCrossroads to Customer should be delivered to:

Theratechnologies Inc.

2015 Peel Street

Suite 500

Montréal, Québec H3A 1T8

Canada

Attention: [Redacted: Name of Individual]

Email: [Redacted: Address of Individual]

All payment from Customer to RxCrossroads should be remitted to:

P.O. Box 116643

Atlanta, GA 30368-6643

5.2

Reimbursement of Customer Requested Travel. For travel that has been requested and pre-approved by Customer, Customer shall reimburse RxCrossroads for the travel time of its personnel at the standard hourly consulting rate, plus all reasonable and necessary out-of-pocket travel expenses incurred by RxCrossroads in the performance of services that have been approved by Customer and subject to applicable law.

5.3

Additional Services. Activities that are not specifically included in this SOW shall be provided on a project basis, per a separate statement of work, and at a rate to be mutually agreed upon by the parties.

5.4	Adjustment Fees [Redacted: Price Increase Computation]. Fees for Services shall be increased [Redacted: Time Period] in accordance with the terms of Section 10.2 of the Agreement.

5.5

Pricing Assumptions. This SOW does not include software documentation development (e.g., requirements specifications, etc.) of any kind but may include changes to existing software required to provide Services within the scope of this SOW.

6.0	Term and Suspension.

6.1    The initial term of this SOW shall begin on November 1, 2017 (the “SOW Effective Date”) and shall continue for a period of two (2) years following the date ibalizumab is brought into RxCrossroads’ inventory (the “SOW Initial Term). Thereafter, this SOW shall automatically renew for additional one (1) year terms, subject to renegotiation of fees hereunder, unless a party hereto provides written notice of cancellation of this SOW no later than [Redacted: Time Period] prior to the conclusion of the SOW Initial Term or the then current term.

6.2    Either party may suspend the Services under this SOW immediately upon written notice to the other in the event that any order, decree or judgment of any governmental body in the United States enjoins or prevents the marketing, promotion and sale of all of the Products in the Territory (as defined in SOW #2). In such event, Customer shall continue to pay the Monthly Fixed Fee (set forth in Section 5 above) for the remainder of the SOW Initial Term or the current one (1) year renewal term, as applicable, and any other ongoing fees or charges. In the event Customer begins to promote, market, sell and/or distribute any of the Products in the Territory any time during the SOW Initial Term or the current one (1) year renewal term, as applicable, Customer and RxCrossroads will reinstate the Services only for the time period remaining in the SOW Initial Term or the current one (1) year renewal term, as applicable.

7.0	Changes to Specifications.

Any change to this SOW must be made via a written document, mutually agreed by the parties (“Change Order”). Customer Change Orders to the requirements specified in this document will be considered against the existing fees set forth in Section 5.0. All Change Orders shall be documented in writing and incorporated by reference to this SOW. Customer will be informed of Change Orders to the requirements that cannot be accommodated within the existing Fees set forth in Section 5.0, and RxCrossroads will provide an estimate and a separate statement of work will be developed accordingly, specific to the new requirements.

8.0	Limits of Liability, Risk of Loss and Product Damage Claims Process.

8.1    Customer shall bear all risk of loss or damage with respect to the Products except to the extent loss or damage results from the gross negligence or willful misconduct of RxCrossroads, its employees or agents, or from a breach of the covenants, obligations and undertakings under this SOW and provided that the loss or damage exceeds a shrinkage allowance of [Redacted: Limit of Liability] by RxCrossroads under this SOW for the [Redacted: Time Period] directly prior to the date of loss or damage. Notwithstanding anything contained herein to the contrary, RxCrossroads’ maximum aggregate liability for loss or damage of Products under this SOW is [Redacted: Limit of Liability]. The value of Products lost or damaged is [Redacted: Definition of Value of Products]. In no event will Customer’s damages (including its attorneys’ fees and including any Losses for which RxCrossroads is obligated to indemnify Customer pursuant to Section 6.1 of the Agreement) for any act, omission, or other failure of RxCrossroads to perform hereunder (excluding liability for loss or damage to Products as stated herein above) be in excess of [Redacted: Limitation of Liability], provided however, that [Redacted: Limitation of Liability].

8.2    Title to the Products, while in the care, custody or control of RxCrossroads, shall remain with Customer.

8.3    Notice, Evaluation and Settlement of Claim

8.3.1    Notice of potential claims by the Customer must be presented in writing to RxCrossroads within a reasonable time and in no event longer than [Redacted: Time Period] after the Date of Potential Loss. Date of Potential Loss is defined as the date of delivery of the Products by RxCrossroads to the customer of record or the last known holder of record or the date that RxCrossroads reports to Customer that an incident has occurred that may have caused loss or damage to all or part of the Products, whichever time is shorter. Where Products remain in storage with RxCrossroads, then time limitations begin with the date of notice given by RxCrossroads.

8.3.2    Customer shall submit in writing within [Redacted: Time Period] of the Date of Potential Loss all documents necessary to support the report of claim to include how Customer determined the value of the claim and any reasonable salvage value of damaged Products.

8.3.3    RxCrossroads, when it has received a written claim for loss or damage submitted timely and pursuant to the steps in Subsections 8.3.1 and 8.3.2, shall pay, decline or make a firm compromise to settle the claim within [Redacted: Time Period] after receipt of such claim; provided that if the claim cannot be processed and disposed of within [Redacted: Time Period] after receipt thereof, RxCrossroads will at that time and at the expiration of each [Redacted: Time Period] period while the claim remains pending advise Customer in writing of the status of the claim and the reason for delay in making a final disposition. RxCrossroads will use best efforts to actively pursue resolution of the claim within the [Redacted: Time Period] following receipt of a properly submitted claim.

8.3.4    Customer has [Redacted: Time Period] to appeal a claim that is denied by RxCrossroads or to respond to an offer of settlement by RxCrossroads. An appeal of denial may not be based on Customer’s failure to follow the requirements of this Section 8.3. If Customer does not timely appeal a denied claim or respond to an offer of settlement within [Redacted: Time Period] period, it shall be conclusively presumed that Customer accepts RxCrossroads’ response to such claim. The claims process described in this Section 8.3 shall be the exclusive process for resolving claims relating to Products damage claims under this SOW.

8.4    Liens on Products

Other than to secure the payment of any amounts due under this SOW, RxCrossroads shall not mortgage, pledge, encumber or otherwise create any lien on the Products during the term of this SOW.

9.0	Classification of Materials.

Customer shall notify RxCrossroads, prior to RxCrossroads’ receipt of Products, or if at any time during storage at RxCrossroads, if the Products are classified as Hazardous Materials (as defined herein) or require any special handling, and Customer will provide RxCrossroads with material safety data sheets (MSDS) and standard instructions for use in the storage, handling, and transportation of the Products under this SOW. So long as RxCrossroads correctly follows the written MSDS received from Customer, Customer shall defend, indemnify, protect and hold RxCrossroads and its officers, directors, employees and representatives harmless from and against all Losses attributable to the MSDS provided by Customer.

RxCrossroads in its sole discretion may decline to provide Services for any Product that is classified as a Hazardous Material. In the event that RxCrossroads agrees to support a Hazardous Material, RxCrossroads and Customer shall mutually agree upon appropriate rates or fees for such Services. For purposes of this SOW, “Hazardous Materials” means any substance (including scheduled or controlled substances), which is or becomes regulated under any federal, state, or local law, statute, regulation, ordinance, rule, or order relating to the environment, or to the controlled transportation, distribution or storage of such goods, materials, or substances.

10.0	Certification.

Customer and RxCrossroads hereby certify that they will not violate the Anti-Kickback Statute (42 U.S.C. §1320a-7b (b)) with respect to their performance under this SOW.

11.0	Counterparts.

This SOW may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one and the same document, binding on all parties notwithstanding that each of the parties may have signed different counterparts. Facsimile and scanned signatures shall be accepted.

12.0	No Medical Services.

Customer will not require RxCrossroads to perform any medical services or make any medical judgments.

13.0	Miscellaneous.

All rights to any software and related documentation developed by RxCrossroads in connection with this SOW will remain the sole property of RxCrossroads.

Ownership of any equipment acquired or implemented in support of this SOW by RxCrossroads will remain the sole property of RxCrossroads.

No Arising Intellectual Property is being developed under this SOW.

Upon the SOW Effective Date, this SOW shall replace and supersede the statements of work entered into between RxCrossroads and Customer as of May 12, 2014 regarding the warehousing services provided for therein.

14.0	Acceptance.

This SOW is hereby accepted by the authorized signatories of the RxCrossroads and Customer and shall serve to govern the services described herein.

[Voluntarily left blank]

RXC ACQUISITION COMPANY D/B/A RXCROSSROADS	THERATECHNOLOGIES INC.

/s/ Rob Brown	/s/ Luc Tanguay
Signature	Signature

Rob Brown	Luc Tanguay
Name	Name

Vice President	CEO
Title	Title

/s/ Marie-Noël Colussi
Signature

Marie-Noël Colussi
Name

Vice President, Finance
Title